FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, January 9, 2008

FAIRFAX ANNOUNCES REDEMPTION OF 5% CONVERTIBLE SENIOR DEBENTURES DUE 2023

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today that it has called for redemption all of its outstanding 5% Convertible Senior Debentures due 2023 (the “Notes”).  The redemption date will be February 13, 2008, and the redemption price, which will be paid in cash, will be 100% of the principal amount of the Notes redeemed, plus accrued and unpaid interest to, but not including, the redemption date.

Holders of the Notes may exercise their rights of conversion with respect to the Notes at a conversion rate of 4.7057 subordinate voting shares of Fairfax per US$1,000 principal amount of Notes (equal to a conversion price of approximately US$212.51 per subordinate voting share) through the close of business on February 12, 2008 (the business day preceding the redemption date), pursuant to the terms of the Notes and the indenture under which the Notes were issued.

The Bank of New York, the trustee under the indenture governing the Notes, is also acting as paying agent and conversion agent.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:   Greg Taylor, Chief Financial Officer, at (416) 367-4941

        FAIRFAX FINANCIAL HOLDINGS LIMITED

         95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367-4941 Telecopier 367-4946